Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-8321
wmclain@eastman.com

August 17, 2015
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Terence O’Brien, Branch Chief

Re:	Eastman Chemical Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-12626

Dear Mr. O’Brien:
On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I submit our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in the letter of the Staff addressed to Eastman Chief Financial Officer Curtis E. Espeland dated August 4, 2015, with respect to the above-referenced filing (the “Form 10-K”). Each of the Company’s responses to the Staff’s comments is preceded by the text of the comment in your letter. All terms not defined in our responses have the meanings ascribed to those terms in the Form 10-K.

Securities and Exchange Commission
August 17, 2015

Text of Staff Comment:
Form 10-K for Fiscal Year Ended December 31, 2014

Provision for Income Taxes from Continuing Operations, page 51

1.
We have read your response to prior comment 5 in our letter to you dated July 20, 2015. Please confirm that you will expand your disclosure to quantify the impact of factors affecting your effective tax rate, as well as to discuss how the integration of Solutia’s business operations and legal entity structures benefited your effective tax rate for fiscal year 2014. In this regard, it remains unclear how integrating the Solutia business operations and legal entity structures resulted in a 3% tax benefit for fiscal year 2014.

Management Response:
In future filings, the Company will expand our disclosure to quantify the impact of factors affecting our effective tax rate and add discussion of how the integration of Solutia’s business operations and legal entity structure benefited our effective tax rate.

As background for the information of the Staff, the 2014 effective tax rate reflects incremental benefit of approximately 3 percent over 2013, primarily due to foreign tax rate variance that resulted from the continued integration of Eastman and Solutia business operations and legal entity structures. Our foreign rate variance had the most significant impact on our effective tax rate because following the July 2012 Solutia acquisition relatively more of our earnings were generated by non-U.S. subsidiaries subject to lower rates of tax than U.S. federal income tax rates. (Approximately 60% of the approximately $5 billion Solutia acquisition purchase price was allocable to operations outside the U.S.).

In 2014, the continued integration of Eastman and Solutia business operations and legal entity structures included relocating certain business headquarters to Europe to better serve customers, and implementing an integrated entity financing structure allowing more efficient redeployment of cash for subsidiaries outside the U.S. As a result of the foregoing changes and actions, a higher percentage of Eastman earnings were in lower tax jurisdictions, resulting in an incremental 3 percent foreign rate benefit compared to 2013.

Text of Staff Comment:

Note 11- Retirement Plans, page 110

2.	We note your response to prior comment 9. As it relates to your estimate of mortality, please address the following:

a)	Tell us how you determined the estimate of mortality prior to your completion of the five-year experience study.

Securities and Exchange Commission
August 17, 2015

Management Response:

The Company performs an experience study every 3-5 years with the assistance of our actuary (Towers Watson). One assumption evaluated in the study is mortality. If the recent actual number of Company plan participant deaths is significantly different than the current assumption, the mortality assumption is changed.

Additionally, mortality experience is monitored on an annual basis by quantifying gains or losses attributable to differences between assumed and actual mortality. If we observe any significant bias toward gains or losses, the assumed mortality is adjusted.

This analysis is part of our normal year-end assumption setting process. During this annual process, any significant bias produced by this or other assumptions is noted by our actuary and considered by management in the assumption setting process.

Text of Staff Comment:

b)	Explain to us why your estimate of mortality did not reflect any improvements to mortality, and reconcile your experience with the improvement in mortality between the RP-2000 and RP-2014 tables.

Management Response:

Our assumption for plan mortality does include an improvement scale. This improvement scale is referred to as scale AA. Our current assumption applies a static improvement scale and no collar. The static improvement scale is updated annually.

The most recent Company plan participant mortality was 2.5% greater than the level under the RP-2000 table we are currently assuming for valuation purposes for the 5-year period of the experience study on a benefits weighted basis (as per SOA best practice, people with higher benefits having a larger weighting or impact than people with lower benefits). Accordingly, our mortality experience is significantly (20%) greater than the RP-2014 table.

Text of Staff Comment:

c)
Tell us why you believe your study provides a better estimate of mortality rates than the RP-2014 tables, with our understanding that the sample sizes for the SOA study are larger. In addition, explain the timeframe covered by your five-year experience study.

Management Response:

Our study follows best practices as described in the Actuarial Standards of Practice (ASOP). One best practice from the ASOPs is a recommendation to use 3-5 years of experience in this type of study. Therefore, the Company’s mortality study used data from 2010-2014. Additionally, the mortality study tool developed by our actuary evaluates the statistical significance of the captured experience.

Securities and Exchange Commission
August 17, 2015

The Company’s study included a significant and credible sample size and mortality experience. According to our actuaries, the results produced by this study are accurate within 5% with a 95% confidence level. A larger sample size would not improve the quality or credibility of the results. Therefore, we concluded that the Company’s mortality study is a better estimate of future experience than any other study that does not specifically consider actual recent Eastman’s plan participant experience.

The Company used the RP-2000 table with improvement scale AA because that table is most similar to our historical experience. We did not change to the RP-2014 table because we did not have the same mortality rate improvement as the general population. Using the RP-2014 table for the Company’s pension liability valuations would have understated the number of deaths and inappropriately resulted in mark-to-market pension gains each year. In addition, recent studies of the Center for Disease Control and Prevention, the Human Mortality Database maintained by the University of California, Berkeley and the Max Planck Institute for Demographic Research suggest that on a macro level mortality improvements are slowing and converging faster than the SOA study predicted.

Text of Staff Comment:

d)	Tell us why you use the RP-2000 tables instead of adjusting the RP-2014 tables to incorporate your plan-specific characteristics.

Management Response:

We elected to continue using the RP-2000 basis (without adjustment for the relatively immaterial difference noted in paragraph (b) above) instead of adjusting the RP-2014 table by more than 20%.

Text of Staff Comment:

e)	Describe to us your process for establishing your mortality assumption going forward. In this regard, tell us whether you plan to continue to perform your own studies or use the RP-2000 tables.

Management Response:

We plan to continue the processes noted in our response to item (a) above. Specifically, management, with the assistance of our actuary, expects to continue to perform a full experience study every 3-5 years with mortality being one of the assumptions evaluated. The annual gain and loss analysis is also expected to continue.

If our experience indicates changed mortality, we will work with our actuary and auditors to determine an appropriate assumption reflecting our experience. We have no bias for one table over another. The RP-2000 basis will only be considered if it continues to be a good fit.

* * * *

Securities and Exchange Commission
August 17, 2015

Management Acknowledgement
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *
If you have additional questions or comments, please contact me at the above telephone number or e-mail address, or Brian L. Henry, the Company’s in-house attorney responsible for securities and disclosure matters, at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail).

Sincerely,

/s/ William T. McLain Jr.
William T. McLain Jr.
Corporate Controller
Enclosures
cc:    Tracie Mariner, Staff Accountant, SEC Division of Corporation Finance
Tracy Houser, SEC Division of Corporation Finance
Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Scott V. King, Chief Accounting Officer, Eastman Chemical Company
Brian L. Henry, Senior Counsel, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day